UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AVNET, INC.

(Exact name of registrant as specified in its charter)

New York	1-4224	11-1890605
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

2211 South 47th Street,

Phoenix, Arizona 85034

(Address of principal executive offices)

Erin Lewin

Senior Vice President and General Counsel

(480) 643-2000

(Name and telephone number, including area code, of the

person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

Conflict Minerals Disclosure

This Form SD is filed by Avnet, Inc. (together with its consolidated subsidiaries, the “Company”) pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014, to December 31, 2014.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to the Form SD and may be found publicly on the Company’s website at http://www.avnet.com/ under the “Who we are – Corporate Responsibility” links.

Item 1.02	EXHIBIT

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report.

Section 2 – EXHIBITS

Item 2.01	EXHIBITS

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 29, 2015	By: /s/ Kevin Moriarty
Kevin Moriarty Chief Financial Officer